Exhibit 99.1

St. John's, NL - February 13, 2020

Fortis Inc. Reports 2019 Results1

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS), a leader in the North American regulated electric and gas utility industry, released its 2019 fourth-quarter and annual financial results today.

Highlights

•	Strong annual net earnings of $1,655 million, or $3.79 per common share in 2019, up from $2.59 per common share in 2018
•	Adjusted net earnings[2] of $1,115 million, or $2.55 per common share in 2019, up from $2.51 per common share in 2018
•	Deployed capital expenditures of $3.8 billion at our utilities in 2019
•	$1.2 billion common equity offering completed in the fourth quarter

"Fortis had industry leading operational results in safety and reliability which complemented our strong financial results. We also created financial flexibility by using the $1 billion proceeds from the sale of our Waneta hydroelectric generation facility and our timely $1.2 billion common equity raise late in 2019 to pay down debt," said Barry Perry, President and Chief Executive Officer, Fortis. "Going forward, our capital plan focuses on cleaner energy along with innovative, sustainable and affordable investment in our electric and gas networks."

Net Earnings

The Corporation reported net earnings attributable to common equity shareholders for 2019 of $1,655 million, or $3.79 per common share, compared to $1,100 million, or $2.59 per common share, for 2018.

The increase in annual earnings reflects: (i) a one-time after-tax gain on sale of the Waneta Expansion Hydroelectric Project ("Waneta Expansion") of $484 million, or $1.12 per common share; (ii) a one-time after-tax favourable adjustment of $83 million, or $0.19 per common share, associated with prior period impacts of a regulatory decision related to ITC's base return on common equity ("ROE"); (iii) rate base growth across the regulated utilities; and (iv) favourable foreign exchange. Growth was tempered by: (i) one-time positive tax adjustments recognized in 2018 primarily related to an election to file a consolidated state income tax return; (ii) weather with cooler temperatures in Arizona and lower rainfall in Belize; (iii) the 2019 impact of ITC's reduced base ROE; and (iv) for earnings per common share, a higher weighted average number of common shares outstanding.

For the fourth quarter of 2019, net earnings attributable to common equity shareholders were $346 million, or $0.77 per common share, compared to $261 million, or $0.61 per common share, for the same period in 2018.

The increase in quarterly earnings reflects the above noted one-time $83 million favourable adjustment related to ITC's base ROE, partially offset by a $20 million unfavourable adjustment related to the 2019 impact of ITC's reduced base ROE. The remaining change reflects rate base growth, tempered by the impact of lower rainfall in Belize and, for earnings per common share, a higher weighted average number of common shares outstanding.

Adjusted Net Earnings2

On an adjusted basis, net earnings attributable to common equity shareholders for 2019 were $1,115 million, or $2.55 per common share, an increase of $0.04 per common share compared to 2018.

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[1]	Financial information is presented in Canadian dollars unless otherwise specified.
[2]	Non-US GAAP Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("US GAAP") and may not be comparable to similar measures presented by other entities. Fortis presents these non-US GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-US GAAP Reconciliation provided in this media release.

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Annual adjusted earnings per common share ("EPS") increased $0.04, driven by capital investment at the regulated utilities and favourable foreign exchange, partially offset by the 2019 impact of ITC's reduced base ROE, and weather with lower-than-average rainfall in 2019 reducing hydroelectric production in Belize and cooler weather in Arizona reducing retail electricity sales at Tucson Electric Power ("TEP"). EPS also reflected a higher weighted average number of common shares outstanding.

On an adjusted basis, for the fourth quarter of 2019, net earnings attributable to common equity shareholders were $277 million, or $0.62 per common share, an increase of $0.06 per common share compared to the same period in 2018. The increase was driven by capital investment at the regulated utilities and lower operating and income tax expenses, partially offset by the 2019 impact of ITC's reduced base ROE and lower rainfall in Belize, and a higher weighted average number of common shares outstanding.

Regulatory Proceedings

In November 2019 the Federal Energy Regulatory Commission ("FERC") issued a decision on ITC's ROE complaints setting ITC's base ROE for the period of November 2013 to February 2015 and September 2016 onward at 9.88%, up to a maximum of 12.24% with incentive adders. As a result, a net favourable earnings impact of $63 million was recognized in 2019, comprised of $83 million related to the net reversal of liabilities established in prior periods, partially offset by $20 million related to the 2019 impact of a reduced base ROE. The regulated utilities in the Midcontinent Independent System Operator region, including ITC, sought rehearing of this order on the basis that it will not allow utilities to earn a reasonable rate of return on investment. In January 2020 FERC issued an order granting the rehearing for further consideration, effectively extending FERC's review.

Common Equity Offering

During the fourth quarter of 2019, the Corporation issued approximately 22.8 million common shares representing gross proceeds of $1.2 billion at a price of $52.15 per share. The issuance accelerated the equity funding needed to support the Corporation's five-year capital plan as well as strengthened the Corporation's balance sheet and credit metrics. The net proceeds were used to redeem US$500 million of outstanding 2.10% unsecured senior notes due October 4, 2021, to repay credit facility borrowings and for general corporate purposes.

Capital Expenditures

Capital expenditures in 2019 were $3.8 billion, $0.6 billion higher than in 2018, driven by higher spending at the U.S. regulated utilities.

The Corporation's five-year capital plan for 2020 through 2024 is targeted at $18.8 billion, $0.5 billion higher than the $18.3 billion capital plan reported in November 2019. The increase reflects a shift in spending that was originally planned for December 2019 but was made in January 2020 related to UNS Energy's Oso Grande Wind Project, as well as the timing of other spend that shifted to 2021.

"The Corporation continues to focus on its record of improving operational metrics like safety and reliability while, at the same time, generating strong financial performance. We are confident that the actions we are taking to progress along the path to cleaner energy and to strengthen our energy networks are prudent steps to address climate change challenges," concluded Mr. Perry.

Outlook

Over the long term, Fortis is well positioned to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories.

The Corporation's $18.8 billion five-year capital plan is expected to increase rate base from $28.0 billion in 2019 to $34.5 billion by 2022 and $38.4 billion by 2024, translating into three- and five-year compound average growth rates of 7.2% and 6.5%, respectively. The five-year capital plan reflects the continuation of key industry trends including grid modernization and the delivery of cleaner energy. Beyond the base capital plan, Fortis continues to pursue additional energy infrastructure opportunities. Key opportunities not yet included in the five-year capital plan include: further expansion of liquefied natural gas infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie connector electric transmission project in Ontario; and the acceleration of cleaner energy goals in Arizona.

Fortis expects long-term growth in rate base to support continuing growth in earnings and dividends. Fortis is targeting average annual dividend growth of approximately 6% through 2024. This dividend guidance takes into account many factors, including the expectation of reasonable outcomes for regulatory proceedings at the Corporation's utilities, the successful execution of the five-year capital plan, and management's continued confidence in the strength of the Corporation's diversified portfolio of utilities and record of operational excellence.

Non-US GAAP Reconciliation

Periods ended December 31
($ millions, except for common share data)	2019	2018	Variance	Q4 2019	Q4 2018	Variance
Net Earnings Attributable to Common Equity Shareholders	1,655	1,100	555	346	261	85
Adjusting Items:
Gain on disposition (1)	(484)	—	(484)	—	—	—
November 2019 FERC Order (2)	(83)	—	(83)	(83)	—	(83)
U.S. tax reform (3)	12	—	12	12	—	12
Unrealized loss (gain) on mark-to-market of derivatives (4)	15	10	5	2	(6)	8
Consolidated state income tax election (5)	—	(30)	30	—	—	—
Assets held for sale (5)	—	(14)	14	—	(14)	14
Adjusted Net Earnings Attributable to Common Equity Shareholders	1,115	1,066	49	277	241	36
Adjusted Basic Earnings per Common Share ($)	2.55	2.51	0.04	0.62	0.56	0.06
Weighted Average Number of Common Shares Outstanding (millions)	436.8	424.7	12.1	447.1	427.5	19.6

(1)	Gain on sale of the Waneta Expansion, net of expenses, included in the Corporate and Other segment
(2)	Represents the prior period impacts of the FERC order that reduced ITC's base ROE, included in the ITC segment
(3)	The finalization of U.S. tax reform regulations associated with base-erosion and anti-abuse tax, included in the Corporate and Other segment
(4)	Represents timing differences related to the accounting of natural gas derivatives at the Aitken Creek natural gas storage facility, included in the Energy Infrastructure segment
(5)	Remeasurement of deferred income tax liabilities, included in the Corporate and Other segment

Adoption of Advance Notice By-Law

The Corporation is providing notice that it has adopted Advance Notice By-Law No. 2 relating to advance notice requirements for director elections (the "By-Law"). The By-Law fixes a deadline by which shareholders must submit notice of director nominations to the Corporation prior to any annual or special meeting of shareholders at which directors are to be elected and sets out the information that a shareholder must include in a valid notice to the Corporation. The By-Law has been prepared to meet the guidelines of proxy advisory firms and the requirements of the Toronto Stock Exchange.

In the case of an annual meeting of shareholders, the By-Law requires that notice to the Corporation be given not later than the close of business on the 30th day prior to the date of the meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the first public announcement of the date of the meeting by the Corporation, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), notice to the Corporation must be given not later than the close of business on the 15th day following the first public announcement of the date of the meeting by the Corporation.

If the Corporation uses the notice-and-access provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for delivery of proxy related materials, notice to the Corporation must be given not later than the close of business on the 40th day prior to the date of the meeting. In the event that the meeting is to be held on a date that is less than 50 days after the first public announcement of the date of the meeting by the Corporation, notice must be given not later than the 10th day (in the case of an annual meeting) or 15th day (in the case of a special meeting) following such public announcement.

The By-Law will be placed before shareholders for ratification and confirmation at the upcoming annual and special meeting of shareholders. If shareholders do not approve the resolution ratifying and confirming the adoption of the By-Law, the By-Law will terminate and be of no further force or effect. A copy of the By-Law is available on www.sedar.com and on the Corporation’s website, www.fortisinc.com. As well, a copy and summary of the By-Law will be included in the management information circular of the Corporation prepared in connection with the meeting.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2019 revenue of $8.8 billion and total assets of $53 billion as at December 31, 2019. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Forward-Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the Corporation's forecast capital spending for the five-year period from 2020 through 2024; the Corporation's forecast rate base for 2022 and 2024; the expectation that long-term sustainable growth in rate base will support continuing growth in earnings and dividends; and targeted average annual dividend growth through 2024.

Forward-looking information involves significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include, but are not limited to: reasonable decisions by utility regulators and the expectation of regulatory stability; the implementation of the Corporation's five-year capital plan; no material capital project and financing cost overrun related to any of the Corporation's capital projects; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information included in this media release is given as of the date of this media release and Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference to Discuss 2019 Annual Results

A teleconference and webcast will be held on February 13 at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President, Chief Financial Officer, will discuss the Corporation's 2019 annual results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until March 13, 2020. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 3581627.

Additional Information

This media release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries:	Media Enquiries:
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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